

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

April 29, 2010

Mr. Uri Nissani
Chief Executive Officer
Defense Industries International, Inc.
8 Brisel Street
Industrial Zone
Sderot 87711, Israel

> **RE:** **Defense Industries International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 29, 2010**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 26, 2010**
> **File No. 0-30105**

Dear Mr. Nissani:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief